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                          Discovery Laboratories, Inc.
                         509 Madison Avenue, 14th Floor
                            New York, New York 10022

                                                                   July 30, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                          Discovery Laboratories, Inc.
                      Registration Statement on Form SB-2
                           Registration No. 333-19375

Dear Sirs:

     By this letter we are withdrawing from registration the above-captioned registration statement.

                                        Very truly yours,

                                        DISCOVERY LABORATORIES, INC.

                                   By   /s/ James S. Kuo
                                        ------------------------------
                                        Name: James S. Kuo, M.D.
                                        Title: Chief Executive Officer